UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):	February 19, 2015 (February 19, 2015)

COVER-ALL TECHNOLOGIES INC.
(Exact name of Registrant as Specified in its Charter)

Delaware	1-09228	13-2698053
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

412 Mt. Kemble Avenue, Suite 110C, Morristown, New Jersey 07960
(Address of Principal Executive Offices)

Registrant's telephone number, including area code	(973) 461-5200

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On February 19, 2015, Cover-All Technologies Inc. (the “Company”) issued a press release announcing its financial results for the quarter and year ended December 31, 2014. A copy of the press release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

The information furnished in this section of this Current Report on Form 8-K and Exhibit 99.1 attached hereto shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The Company met with investors on February 19, 2015 and a copy of the presentation used at the meeting is attached hereto as Exhibit 99.4.

The information furnished in this section of this Current Report on Form 8-K and Exhibit 99.4 attached hereto shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01. Other Events.

The Company is attaching hereto its audited financial statements for the year ended December 31, 2014 as Exhibit 99.2.

In addition, the Company is attaching hereto a copy of its Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014 (the “MD&A”) as Exhibit 99.3. The financial statements and MD&A are included in a registration statement on Form S-4, in connection with an Agreement and Plan of Merger between the Company and Majesco dated December 14, 2014, that will be filed by Majesco.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Press Release, dated February 19, 2015.

99.2	Audited Financial Statements (including footnotes) for the Year Ended December 31, 2014.

99.3	Management Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2014.

99.4	Investor Presentation, dated February 19, 2015.

[signature on following page]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

COVER-ALL TECHNOLOGIES INC.

Date: February 19, 2015	By:	/s/ Ann F. Massey
Ann F. Massey, Chief Financial Officer

Index to Exhibits

Exhibit No.	Description
Exhibit 99.1	Press Release, dated February 19, 2015.

Exhibit 99.2	Audited Financial Statements (including footnotes) for the Year Ended December 31, 2014.

Exhibit 99.3	Management Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2014.

Exhibit 99.4	Investor Presentation, dated February 19, 2015.